

December 21, 2010

By U.S. Mail and Facsimile (702) 382-1759

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

Re: OICco Acquisition I, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed December 8, 2010
File No. 333-162084

Dear Mr. Gewerter:

We have reviewed your amended registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   Refer to prior comment 1. Please provide us with your analysis showing how you determined that United Western Trust Company rather than United Western Bank qualifies as an insured depositary institution as required by Securities Act Rule 419(b)(1)(A), given it does not appear to be listed as such by the FDIC. Cite all authority on which you rely. In preparing your response, please make conforming revisions, as necessary, throughout the prospectus and attached exhibits.

Risk Factors, page 9

No assurance Mr. Sisk's shares will be sold…, page 12

2.   It appears you continue to not delete the risk factor as you indicate in your
        response to prior comment 2. Please advise.

Exhibit 99b

3.   With a view to disclosure, please tell us how you determined that each of the
        representations contained in section 4 of the subscription agreement are
        appropriate for a public offering. We note that several of these representations
        such as those in sections 4(d) and 4(f) appear more appropriate for a private
        placement type transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement, please provide a written statement
from the Company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director